UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

DWS Global High Income Fund, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

23338W104
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 12, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 23338W104

1	NAME OF REPORTING PERSON WESTERN INVESTMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 546,151
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 546,151
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 546,151
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 23338W104

1	NAME OF REPORTING PERSON ARTHUR D. LIPSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 546,153
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 546,153
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 546,153
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 23338W104

1	NAME OF REPORTING PERSON WESTERN INVESTMENT HEDGED PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 279,473
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 279,473
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 279,473
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 23338W104

1	NAME OF REPORTING PERSON WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 265,778
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 265,778
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 265,778
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 23338W104

1	NAME OF REPORTING PERSON ROBERT H. DANIELS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 23338W104

1	NAME OF REPORTING PERSON GREGORY R. DUBE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 - **
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 23338W104

1	NAME OF REPORTING PERSON NEIL CHELO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 - **
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 23338W104

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to shares of the Common Stock, par value $0.01 per share (the “Shares”), of DWS Global High Income Fund, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 345 Park Avenue, New York, NY 10154-0004.

Item 2.	Identity and Background.

(a)           This statement is filed by Western Investment LLC, a Delaware limited liability company (“WILLC”), Western Investment Hedged Partners L.P., a Delaware limited partnership (“WIHP”), Western Investment Total Return Partners L.P., a Delaware limited partnership (“WITRP”), Arthur D. Lipson (together with WILLC, WIHP and WITRP, the “Western Entities”), Robert H. Daniels, Gregory R. Dube and Neil Chelo.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

WILLC has sole voting and investment power over WIHP’s and WITRP’s security holdings and Mr. Lipson, in his role as the managing member of WILLC, controls WILLC’s voting and investment decisions.

Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The principal business address of each of WILLC, WIHP, WITRP and Mr. Lipson is 7050 S. Union Park Center, Suite 590, Midvale, Utah 84047.

The principal business address of Mr. Daniels is 1685 Eighth Avenue, San Francisco, California 94122.

The principal business address of Mr. Dube is 873 East Saddle River Road, Ho-Ho-Kus, New Jersey 07423.

The principal business address of Mr. Chelo is c/o Benchmark Plus Management, L.L.C., 820 A Street, Suite 700, Tacoma, Washington 98402.

(c)           The principal business of WILLC is acting as general partner of each of WIHP and WITRP.  The principal occupation of Mr. Lipson is acting as managing member of WILLC.  The principal business of each of WIHP and WITRP is acquiring, holding and disposing of investments in various companies.

The principal occupation of Mr. Daniels is Emeritus Professor of Accounting at San Francisco State University and attorney.

The principal occupation of Mr. Dube is serving as Chairman of Roseheart Associates.

The principal occupation of Mr. Chelo is serving as Director of Research of Benchmark Plus Management, L.L.C.

CUSIP NO. 23338W104

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Lipson, Daniels, Dube and Chelo are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 546,151 Shares beneficially owned by WILLC is approximately $4,073,083.  The Shares beneficially owned by WILLC consist of 900 Shares that were acquired with WILLC’s working capital, 279,473 Shares that were acquired with WIHP’s working capital and 265,778 Shares that were acquired with WITRP’s working capital.

The aggregate purchase price of the 2 Shares directly owned by Mr. Lipson is approximately $12.  The Shares directly owned by Mr. Lipson were acquired with personal funds.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were significantly undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth in this Schedule 13D or such as would occur upon completion of any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and engage in discussions with management, the Board of the Issuer and other shareholders of the Issuer concerning the business, operations and future plans of the Issuer.  The Reporting Persons are concerned by, among other things, the persistent discount to net asset value at which the Shares have been trading and believe that the Issuer should take appropriate action to cause the discount to net asset value to be eliminated or reduced.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels and/or discount to net asset value of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, making proposals concerning, among other things, changes to the management, board of directors, capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 23338W104

The Reporting Persons are investors specializing in investing in closed-end funds and have numerous investments in other funds managed or controlled by Deutsche Investment Management Americas Inc. (“DB America”) and affiliates of DB America (collectively, "Deutsche").

Specifically, the Reporting Persons have investments in DWS Multi-Market Income Trust (KMM), DWS Strategic Income Trust (KST), DWS High Income Trust (KHI), DWS Enhanced Commodity Strategy Fund, Inc. (GCS), DWS Dreman Value Income Edge Fund, Inc. (DHG) and DWS RREEF World Real Estate & Tactical Strategies Fund, Inc. (DRP).

WILLC is seeking representation on the Issuer’s Board of Directors (the “Board”).  On April 29, 2010, WILLC delivered a letter to the Corporate Secretary of the Issuer nominating Robert H. Daniels, Gregory R. Dube, Arthur D. Lipson and Neil Chelo to be elected to the Board at the 2010 annual meeting of shareholders of the Issuer, or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “2010 Annual Meeting”).

On April 29, 2010, WILLC also delivered a letter to the Corporate Secretary of the Issuer submitting a proposal for inclusion in the Issuer’s proxy for the 2010 Annual Meeting and to be voted on at the 2010 Annual Meeting.  WILLC is proposing that the Board take the necessary steps to terminate the Investment Management Agreement between the Issuer and DB America (the “Termination Proposal”).

In addition, on April 29, 2010, WIHP delivered a letter to the Corporate Secretary of the Issuer submitting a proposal for inclusion in the Issuer’s proxy for the 2010 Annual Meeting and to be voted on at the 2010 Annual Meeting.  WIHP is proposing that the Board take the necessary steps to declassify the Board so that all directors are elected on an annual basis.  Such declassification shall be completed in a manner that does not affect the unexpired terms of the previously elected directors (the "De-Classification Proposal" and, together with the Termination Proposal, the “Proposals”).

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 9,952,619 Shares outstanding, which is the total number of Shares outstanding as of October 31, 2009, as reported in the Issuer’s Annual Report to Stockholders on Form N-CSR, filed with the Securities and Exchange Commission on January 7, 2010.

As of the close of business on May 18, 2010, WIHP and WITRP beneficially owned 279,473 and 265,778 Shares, respectively, constituting approximately 2.8% and 2.7%, respectively, of the Shares outstanding.

As the general partner of each of WIHP and WITRP, WILLC may be deemed to beneficially own the 545,251 Shares owned in the aggregate by WIHP and WITRP, constituting approximately 5.5% of the Shares outstanding, in addition to the 900 Shares it holds directly.

As the managing member of WILLC, Mr. Lipson may be deemed to beneficially own the 546,151 Shares beneficially owned by WILLC, constituting approximately 5.5% of the Shares outstanding, in addition to the 2 Shares he holds directly.

None of Messrs. Chelo, Daniels or Dube directly owns any Shares.  As members of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, each of Messrs. Chelo, Daniels and Dube may be deemed to beneficially own the 546,153 Shares beneficially owned in the aggregate by the other Reporting Persons.  Each of Messrs. Chelo, Daniels and Dube disclaims beneficial ownership of such Shares.

CUSIP NO. 23338W104

(b)           Each of WILLC and Mr. Lipson is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by the WILCC by virtue of their respective positions as described in Item 2.  Mr. Lipson has sole voting and dispositive power over the Shares he owns directly.

(c)           Schedule A annexed hereto lists all transactions in securities of the Issuer during the past sixty days by the Reporting Persons.  All of such transactions were effected in the open market, unless otherwise noted.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On May 20, 2010, WILLC, WIHP, WITRP and Messrs. Lipson, Daniels, Dube and Chelo entered into a Joint Filing and Solicitation Agreement  (the “Joint Filing and Solicitation Agreement”) in which, among other things, (a) the parties agreed to the joint filing and solicitation on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required under applicable securities laws and (b) the parties agreed to form the group for the purpose of soliciting proxies or written consents for the election of the persons nominated by WILLC to the Issuer’s Board at the 2010 Annual Meeting and for soliciting stockholder support for the Proposals and for the purpose of taking all other actions incidental to the foregoing (the “Solicitation”).  The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to letter agreements, WILLC has agreed to indemnify Messrs. Daniels, Dube and Chelo against any and all claims of any nature arising from the Solicitation and any related transactions.  A form of the indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swaps or other similar derivative transactions with one or more counterparties that are based upon the value of the Shares, which transactions may be significant in amount. The profit, loss and/or return on such additional contracts may be wholly or partially dependent on the market value of the Shares, the relative value of such shares in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which such shares may be included, or a combination of any of the foregoing.  The Reporting Persons may also, from time to time, enter into stock loan agreements with one or more counterparties in the ordinary course of business pursuant to which the Reporting Persons may lend their Shares subject to recall at their discretion.

CUSIP NO. 23338W104

Other than as otherwise described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing and Solicitation Agreement by and among Western Investment LLC, Western Investment Hedged Partners L.P., Western Investment Total Return Partners L.P., Arthur D. Lipson, Robert H. Daniels, Gregory R. Dube and Neil Chelo dated May 20, 2010.

99.2	Form of Indemnification Agreement.

99.3	Powers of Attorney.

CUSIP NO. 23338W104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2010	WESTERN INVESTMENT LLC

	By:	/s/ Arthur D. Lipson
		Name:	Arthur D. Lipson
		Title:	Managing Member

WESTERN INVESTMENT HEDGED PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

/s/ Arthur D. Lipson
ARTHUR D. LIPSON Individually and as Attorney-In-Fact for Robert H. Daniels, Gregory R. Dube and Neil Chelo

CUSIP NO. 23338W104

EXHIBIT A

Transactions in the Shares During the Past 60 Days

Date	Shares of Common Stock Purchased / (Sold)	Price ($)

Western Investment Hedged Partners, L.P.

3/22/2010	5,600	7.3369
3/23/2010	1,100	7.3923
3/24/2010	4,000	7.3998
3/25/2010	1,100	7.4144
3/29/2010	5,000	7.4165
3/30/2010	500	7.4055
3/31/2010	8,373	7.3924
4/1/2010	500	7.4485
4/5/2010	1,200	7.4085
4/6/2010	3,200	7.4116
4/7/2010	5,700	7.4566
4/8/2010	6,000	7.4222
4/9/2010	3,500	7.4125
4/9/2010	6,800	7.4180
4/12/2010	22,100	7.4612
4/13/2010	12,300	7.4907
4/14/2010	33,000	7.5234
4/15/2010	15,300	7.5299
4/16/2010	16,100	7.5271
4/19/2010	4,100	7.5112
4/20/2010	5,700	7.5584
4/21/2010	900	7.5830
4/22/2010	3,600	7.5787
4/23/2010	8,000	7.5669
4/26/2010	4,300	7.5904
4/27/2010	5,900	7.5699
4/28/2010	998	7.5788
4/28/2010	3,002	7.5756
4/29/2010	4,700	7.5814
4/30/2010	5,000	7.5653
5/3/2010	5,200	7.5455
5/4/2010	1,800	7.5293
5/5/2010	4,700	7.4642
5/6/2010	20,800	7.3141
5/7/2010	3,300	7.2461
5/10/2010	9,400	7.4246
5/11/2010	6,600	7.3508
5/12/2010	900	7.3886
5/14/2010	6,000	7.3459
5/17/2010	2,300	7.3717
5/18/2010	16,000	7.3467

CUSIP NO. 23338W104

Western Investment Total Return Partners L.P.

3/22/2010	5,600	7.3369
3/23/2010	1,000	7.3923
3/24/2010	2,000	7.3998
3/25/2010	600	7.4144
3/29/2010	5,000	7.4165
4/1/2010	500	7.4485
4/5/2010	1,300	7.4085
4/6/2010	3,254	7.4116
4/7/2010	5,700	7.4566
4/8/2010	6,000	7.4222
4/9/2010	3,500	7.4125
4/9/2010	6,800	7.4180
4/12/2010	22,100	7.4612
4/13/2010	12,265	7.4907
4/14/2010	32,962	7.5234
4/15/2010	15,240	7.5299
4/16/2010	16,061	7.5271
4/19/2010	4,046	7.5112
4/20/2010	5,755	7.5584
4/21/2010	946	7.5830
4/22/2010	3,549	7.5787
4/23/2010	7,900	7.5669
4/26/2010	4,225	7.5904
4/27/2010	5,900	7.5699
4/28/2010	900	7.5788
4/28/2010	3,065	7.5756
4/29/2010	4,669	7.5814
4/30/2010	5,100	7.5653
5/3/2010	5,286	7.5455
5/4/2010	1,900	7.5293
5/5/2010	4,753	7.4642
5/6/2010	20,800	7.3141
5/7/2010	3,252	7.2461
5/10/2010	9,341	7.4246
5/11/2010	6,500	7.3508
5/12/2010	909	7.3886
5/14/2010	6,000	7.3459
5/17/2010	2,300	7.3717
5/18/2010	16,000	7.3467

Western Investment LLC

5/12/2010	(100)	--

1 Shares were transferred as a gift.